Skadden, Arps, Slate, Meagher & Flom llp 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 5, 2015
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VIA EDGAR
Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	BlackRock Health Sciences Trust
File Nos. 333-204978 & 811-21702

Dear Ms. O’Neal-Johnson:

Thank you for your comment letter, dated June 30, 2015, regarding the registration statement on Form N-2 filed by BlackRock Health Sciences Trust (the “Fund”) on June 15, 2015 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.  Page references in the Fund’s responses correspond to the Registration Statement filed with the SEC on June 15, 2015.

Deborah O’Neal-Johnson
August 5, 2015

We wish to, as an initial matter, provide you with some brief background regarding the structure of the Fund’s prospectus.  All of the required disclosure is included in the prospectus; there is no Statement of Additional Information. The Fund has split the prospectus into two parts. Part I contains information that is specific to the Fund and expected to be the subject of periodic updating, and Part II contains information that is more generally applicable to the BlackRock closed-end fund complex and expected to be the subject of less frequent updating. With that background, we turn to your comments and the Fund’s responses.

COMMENTS AND RESPONSES

OUTSIDE FRONT COVER

1.
In the second paragraph of Item 1.b., the disclosure states, “Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities of companies engaged in the health sciences and related industries and equity derivatives (emphasis added) with exposure to the health sciences industry.” Please disclose all derivatives instruments the Fund will use as part of its principal investment strategy and provide appropriate strategy and risk disclosure for all types of derivatives. For guidance, please consider the letter from Barry Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2013 and Division of Investment Management, IM Guidance Update, No. 2013-05 (July 2013).

The Fund has clarified the disclosure in the prospectus to reflect that purchased and sold (written) call and put options are the equity derivatives the Fund uses as part of its policy of investing at least 80% of its total assets in equity securities of companies engaged in the health sciences and related industries and equity derivatives with exposure to the health sciences industry (the “80% Policy”).

In drafting derivatives-related disclosure, the Fund has been mindful of the referenced staff guidance and notes that the requested disclosure is contained under Item 8 in Part I and Part II of the prospectus.

2.
Will derivatives be used for purposes of calculating the 80% test? If so, how will the Fund value the derivative it plans to use to execute its principal investment strategy? We may have further comments.

The Fund confirms that “equity derivatives,” as described in response to Comment #1, are included for purposes of calculating the Fund’s compliance

Deborah O’Neal-Johnson
August 5, 2015

with its 80% Policy.  For purposes of monitoring compliance with the Fund’s 80% Policy, equity derivatives are valued at their market value, or in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Fund’s Board of Trustees (the “Board”).

3.
We note that the Fund may change its investment policy without obtaining prior shareholder approval. If the Fund nevertheless has a policy to provide notice to shareholders regarding changes in investment policy, please disclose such policy.

The requested policy regarding shareholder notice is disclosed on page I-19 under “Item 8.  Description of the Fund—Non-Fundamental Investment Restrictions.”  The Fund has repeated this disclosure on the Outside Front Cover.

4.
The disclosure at Item 1.g. states, “The Fund’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “BME.” Sales of the Fund’s common shares, if any, under this Prospectus may be made in transactions that are deemed (emphasis added) to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NYSE.” What other transactions are contemplated to be “deemed” at the market? We may have further comments.

“At the market offering” is a defined term in Rule 415 under the Securities Act of 1933.  See Rule 415(a)(4) (“the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price”).  The referenced disclosure simply indicates that offers and sales made pursuant to the Fund’s prospectus, if any, may be deemed to fall within this definition in Rule 415(a)(4).

Other transactions that involve an offering of the Fund’s equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price may be “deemed” to be “at the market” under Rule 415 as well; however, the only existing trading market for the Fund’s common shares is the NYSE and thus transactions on the NYSE are the only transactions currently contemplated for the Fund’s common shares that would fall within Rule 415’s definition of “at the market offering.”  The Fund has modified the referenced disclosure to clarify this point.

Deborah O’Neal-Johnson
August 5, 2015

FEE TABLE AND SYNOPSIS

5.	Please include the last reported sales price in addition to the date in footnote number 2 to the fee table.

The Fund has revised footnote number 2 consistent with this comment.

6.
The last two sentences in footnote number 4 of the fee table state, “The Fund does not currently borrow for investment purposes and has no present intention of borrowing for investment purposes. Thus, the Fund’s Managed Assets will generally be equal to the Fund’s net assets.” If these statements are true, consider removing all language regarding borrowing, leverage, and managed assets.

The Fund has revised the disclosure regarding the management fee paid to the Advisor to state it in terms of “net assets.”

The Fund, however, believes that the generalized disclosure in its prospectus related to borrowing and leverage remains appropriate, and is appropriately calibrated and located, in view of the ongoing nature of the offering and the potential for market and economic conditions to change.  For example, the Fund would not want to be constrained in its ability to borrow money or utilize leverage in the future because of changing market and economic conditions.  Moreover, this disclosure provides context to other items of disclosure, such as disclosure regarding derivative instruments, the leverage inherent in such derivative instruments, the segregation and earmarking requirements for such derivative instruments, and the ability to borrow for temporary purposes.  As a result, the Fund respectfully declines to remove the generalized disclosure related to borrowing and leverage in its prospectus.

7.
Please emphasize the following sentence in footnote number 6 by using bold or italic font: “However, the Advisor does not waive its investment advisory fees by the amount of investment advisory fees paid in connection with the Fund’s investment in other affiliated investment companies, if any.”

The Fund has made the requested change.

Deborah O’Neal-Johnson
August 5, 2015

INVESTMENT POLICIES

8.
The last sentence in the second paragraph of this section states, “In addition, the Fund may invest in industries that may develop in the future that are commonly considered to be health sciences industries.” What percentage of Fund assets may be invested in these types of industries? Provide examples or describe the criteria used to identify industries that may develop into health science industries in the future. Will these investments count towards the Fund’s 80% test even if they are not currently part of the health sciences industry? If yes, explain why? We may have further comments.

The Fund has modified the referenced disclosure to clarify that the Advisor determines in its discretion whether a company engages in the health sciences and related industries.

With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. If Fund management chooses to define industry classifications pursuant to the foregoing, it will do so in a reasonable manner that is consistent with the purpose and intent of the industry classifications as represented generally by such widely recognized market indexes or rating group indexes, and any such management industry classifications will be applied consistently over time and in good faith by the Board and the Advisor.

9.	Paragraph 4 mentions the Russell 3000® Index. Please provide the capitalization range of this index as of the most recent reconstitution.

The Fund has made the requested change.

10.
The disclosure in this section mentions the following: “These investments may include equity and debt securities of companies not engaged in the health sciences industry.” Please disclose the Fund’s maturity strategy related to its investment in debt instruments.

The Fund has no set policy regarding portfolio maturity or duration of the fixed-income securities it may hold.  See page II-41 under  “Item 8. Description of the Fund—Risk Factors—Fixed Income Securities Risk—Duration and Maturity Risk.”  The Fund has clarified this policy in Part I.

11.	In this section, you state, “In addition to the option strategies discussed above, the Fund may engage in strategic transactions (emphasis added) for

Deborah O’Neal-Johnson
August 5, 2015

hedging purposes or to enhance total return.” Explain what is meant by “strategic transactions.” Disclose the transactions contemplated by the fund for hedging purposes or to enhance returns. Include appropriate risk disclosure.

The Fund notes that the requested disclosure is included under Item 8 in Part I and Part II of the prospectus.  The Fund has added an appropriate cross-reference in the summary section of Part I.

INVESTMENT ADVISOR

12.	Given the Fund’s statement that it does not currently borrow and has no present intention to do so, please delete all references to borrowing in this section. See, comment number 5 above.

Please see the Fund’s response to Comment #6.

SPECIAL RISK CONSIDERATIONS

13.	The subsection captioned “Offering Risk” includes disclosure regarding the risk of dilution to existing shareholders. Consider creating a separate subsection for this disclosure.

The Fund respectfully submits that the dilution of voting power is only one of several risks that flow from the fact that the Fund’s “at the market” program could increase the number of common shares outstanding.  As such, the Fund believes that the identification of this risk logically belongs within the broader discussion of the risks of potentially having more common shares outstanding as a result of new issuances pursuant to the Fund’s “at the market” program.

14.
Starting on page I-9, the Fund lists a significant number of risks without any description or correlation to the Fund’s principal investment strategies (e.g., Private Company Investments, Master Limited Partnerships, Restricted and Illiquid Securities, Event Risk, and Reverse Repurchase Agreements). Some risks appear twice on the list. Revise the disclosure to include only the specific risks associated with investing in the Fund.

The Fund has made revisions consistent with this comment.

Deborah O’Neal-Johnson
August 5, 2015

15.	If the Fund will invest in Master Limited Partnerships, please confirm that it will invest only in limited partnership interests of Master Limited Partnerships.

The Fund notes that it does not invest in, and does not anticipate investing in, Master Limited Partnerships and, as such, has deleted disclosure relating to Master Limited Partnerships in the prospectus.

16.	In regard to the “Below Investment Grade” subsection, please add the word “junk bonds” in parenthesis following the sub-caption.

The Fund has made the requested change.

17.	If the Fund will engage in short sales, confirm that all interest and dividend expenses associated with such transactions will be included in Other Expenses in the fee table.

The Fund confirms that all interest and dividend expenses associated with short sales, if any, will be included in “Other Expenses” in the Fee Table.

PLAN OF DISTRIBUTION

18.
The first enumerated disclosure in this section states, “The Distributor has agreed to underwrite up to [ ] Fund common shares on a reasonable efforts basis of the prospectus is incomplete.” Explain to the staff what is meant by “reasonable efforts basis.” We may have further comments.

The Fund’s Distributor will offer the Fund’s common shares (the “Shares”) on a reasonable efforts basis in what is commonly referred to as a “best efforts” offering.  “Reasonable efforts” reflects the anticipated contractual arrangement between the Fund and the Distributor whereby the Distributor will be contractually obligated to use its “reasonable efforts” to sell the Shares.  “Reasonable efforts,” rather than “best efforts,” will be the operative contractual term and this disclosure is designed to accurately reflect this contractual obligation.  From a contract law standpoint, the Fund believes that “reasonable efforts” more accurately reflects the Distributor’s obligation in seeking purchasers for the Shares, as opposed to “best efforts.”  The Fund notes that the use of a “reasonable efforts” standard is consistent with that used in connection with other closed-end funds.  See, e.g., Nuveen Municipal Value Fund, Inc. (File Nos. 333-166840 and 811-05120); Resource Credit Income Fund (File Nos. 333-200981 and 811-23016); and Voya Senior Income Fund (File Nos. 811-10223 and 333-192499).

Deborah O’Neal-Johnson
August 5, 2015

DESCRIPTION OF THE FUND

19.	Disclosure in the “Strategic Transactions” subsection mentions swaps.

a.	If the Fund will sell credit default swaps, confirm that the full notional value will be covered.

The Fund confirms that, if it is the protection seller in a credit default swap transaction, it will cover the full notional value of such credit default swap in accordance with SEC and staff guidance.  See page II-13 under “Item 8. Description of the Fund—Portfolio Contents and Techniques—Credit Default Swaps.”

b.
If the Fund will invest in total return swaps, please note that it must set aside assets per Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979).

The Fund notes that its segregation/earmarking practices in respect of total return swaps are described on page II-13 under “Item 8. Description of the Fund—Portfolio Contents and Techniques—Total Return Swaps.”

c.
Also, note that the Commission recently issued a concept release concerning derivatives and that future guidance from the Commission could impact the way the fund operates. See Investment Company Act Release No. 29776 (Aug. 31, 2011).

Noted.

CAPITAL STOCK, LONG-TERM DEBT AND OTHER SECURITIES

20.
The third paragraph of this section states, “If sufficient investment income is not available on a monthly basis, the Fund will distribute long-term capital gains and/or return of capital to shareholders in order to maintain a level distribution.” Many investors may not fully understand a return of capital.

a.
Please clarify in the prospectus that: Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

Deborah O’Neal-Johnson
August 5, 2015

While the Fund believes that the disclosure on pages II-74 and II-75 under “Item 10. Capital Stock, Long-Term Debt and Other Securities—Distributions” sufficiently addresses the staff’s concern regarding investor understanding, the Fund has added disclosure to the prospectus in Part I and Part II consistent with the staff’s request.

b.
Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The Fund currently reports, and intends to continue to report, distribution yields or distribution rates in various mediums, including on its website, in fund fact sheets and in its annual and semi-annual shareholder reports.  The Fund confirms that such materials also include total return information.

The Fund notes that the final tax character of the Fund’s distributions as income, capital gain, or return of capital, if any, for the current year is not determinable until fiscal year-end, at which time the Fund provides tax reporting information to its investors.  The Fund notes that any amounts of distributions for the current year that are estimated to be returns of capital are disclosed to investors in the Fund’s notices delivered pursuant to section 19(a) of the 1940 Act (“Section 19 Notices”).  The Fund’s Section 19 Notices are also posted in the “Closed-End Fund Resources” section of the BlackRock website and included in the Fund’s annual and semi-annual shareholder reports.

FINANCIAL STATEMENTS AND EXHIBITS

21.
Item 25.2 (h) (2) refers to a Form of Sub-Placement Agent Agreement between BlackRock Investments, LLC and UBS Securities LLC. Is this the Dealer Agreement referenced in the registration statement? If so, identify as such. If not, please include the Dealer Agreement as an Exhibit to the registration statement in an amendment prior to seeking effectiveness.

The Form of Sub-Placement Agent Agreement referenced in Item 25.2(h)(2) is the same document that is defined as the “Dealer Agreement” in the prospectus.

Deborah O’Neal-Johnson
August 5, 2015

The Fund has re-defined this document as the “Sub-Placement Agent Agreement” in the prospectus.

PART II ADDITIONAL INFORMATION ABOUT BLACKROCK HEALTH SCIENCES TRUST

22.
In the first paragraph of this section, the disclosure states, “The Distribution Agreement has been filed (emphasis added) as an exhibit to the Registration Statement of which this Prospectus is a part.” Item 25.2 (h) (1) states that a form of Distribution Agreement will be filed (emphasis added) by amendment. Confirm that the Fund will file the Distribution Agreement prior to seeking effectiveness.

The Fund confirms that it has filed the Distribution Agreement as an exhibit to Pre-Effective Amendment No. 1, which is filed herewith.

RISK FACTORS

23.
Page II-31 includes a subsection captioned, “Co-Investment Risk.” Explain how this risk is different from the Fund’s investment in a private equity fund. We note that this risk was briefly mentioned at page I-10 above. We may have further comments.

The Fund may co-invest in private company investments sourced by third party investors unaffiliated with either the Fund or the Advisor, such as private equity firms.  In such a co-investment, the Fund makes an investment directly in a target company’s securities side-by-side with the third party “lead” investor and, in many cases, with other unaffiliated investors.  These types of arrangements involve the special risks described in this subsection.  These types of co-investment arrangements do not involve an investment in a pooled investment vehicle relying on an exclusion from the definition of “investment company” contained in either section 3(c)(1) or section 3(c)(7) of the 1940 Act, such as a private equity fund, which would entail risks distinct from those described in this subsection.  Furthermore, the Fund notes that on page II-8 under “Item 8. Description of the Fund—Portfolio Contents and Techniques—Private Company Investments,” it discloses that it will not invest in private equity funds or other privately offered pooled investment funds.

24.	Portfolio Turnover Risk is mentioned on page II-69. Please include a description of this risk in Part I of the registration statement. We note that,

Deborah O’Neal-Johnson
August 5, 2015

with the exception of 2014, the Fund experienced a portfolio turnover rate in excess of 100% during the previous 6 years.

As described above, the Fund has split the prospectus into two parts; there is no Statement of Additional Information.  Part I contains information that is specific to the Fund and expected to be the subject of periodic updating, and Part II contains information that is more generally applicable to the BlackRock closed-end fund complex and expected to be the subject of less frequent updating.  Portfolio Turnover Risk is a risk generally applicable to funds in the BlackRock closed-end fund complex and the Fund therefore believes it is appropriate to leave this risk factor in its current location in Part II of the prospectus.

RISK FACTORS

25.
In the section captioned “Other Service Provider,” the name of the Fund’s independent registered public accounting firm is missing. Advise the staff whether the Fund has changed accounting firms and if so, explain why. We may have further comments.

The Fund has disclosed the name of its independent registered public accounting firm in Pre-Effective Amendment No. 1, which is filed herewith.  The Fund has not changed accounting firms.

GENERAL COMMENTS

26.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any preeffective amendments.

Noted.

27.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter.

Deborah O’Neal-Johnson
August 5, 2015

28.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Noted.

* * * * * * *

We note that the Fund relies on exemptive relief (1940 Act Rel. Nos. 28690 (notice) & 28719 (order)) that permits it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that it may issue.

The Fund intends to request acceleration of the effectiveness of the Registration Statement such that it will become effective on August 11, 2015.  Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon